Mail Stop 3030
                                                                  September 19,
2018


     Via E-mail
     Saagar Govil
     Chief Executive Officer
     Cemtrex, Inc.
     19 Engineers Lane
     Farmingdale, NY 11735

            Re:     Cemtrex, Inc.
                    Amendment No. 1 to Registration Statement on Form S-3 Filed September 14, 2018
                    File No. 333-224379

     Dear Mr. Govil:

            We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

            After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

     Incorporation by Reference, page 7

     1.     Please specifically incorporate all reports filed pursuant to
Section 13(a) or 15(d) of the
            Exchange Act since September 30, 2017. See Form S-3 Item 12(a)(2). Also, include appropriate consents as exhibits to this Form S-3.

     Exhibits, page II-2

     2. File the consent of the auditor whose report is included in your Form 8-K filed June 6,
            2018 and is incorporated into your registration statement by reference. For guidance, see the Division of Corporation Finance's Regulation S-K Compliance and Disclosure
            Interpretation 146.07 available on the Commission's website.
 Saagar Govil
Cemtrex, Inc.
September 19, 2018
Page 2

Exhibit 23.1

3. It appears that this exhibit does not reflect response 2 in your letter to us dated July 5,
       2018. Please file a revised consent.

       You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting
Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or me at (202)
551-3617 with any other questions.

                                                              Sincerely,

                                                              /s/ Russell
Mancuso

                                                              Russell Mancuso
                                                              Branch Chief
                                                              Office of
Electronics and Machinery

cc:    Spencer Feldman, Esq.
       Olshan Frome Wolosky LLP